SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

VIASOFT, INC.

(Name of Subject Company)

VIASOFT, INC.

(Name of Person Filing Statement)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

92552U-10-2

(CUSIP Number of Class of Securities)

Catherine R. Hardwick, Esq.

4343 East Camelback Road
Suite 205
Phoenix, AZ 85018
(602) 952-0050
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

WITH COPIES TO:

William M. Hardin, Esq.

Ronda R. Beckerleg, Esq.
Jennifer S.E. Dorris, Esq.
Osborn Maledon, P.A.
2929 North Central Avenue, Suite 2100
Phoenix, Arizona 85012-2794
(602) 640-9000

[   ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.     SUBJECT COMPANY INFORMATION

      The name of the subject company to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates is Viasoft, Inc., a Delaware corporation (“Viasoft” or the “Company”). The address of the principal executive offices of the Company is 4343 East Camelback Road, Suite 205 Phoenix, Arizona 85018. The telephone number of the principal executive offices of the Company is (602) 952-0050. The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s Common Stock, $0.001 par value (“Common Stock” or the “Shares”), including the associated Preferred Share Purchase Rights (“Rights”) issued pursuant to the Rights Agreement (“Rights Plan”) between the Company and Harris Trust and Savings Bank, as rights agent, dated as of April 20, 1998, as amended on July 14, 1999 and April 27, 2000.

ITEM 2.     IDENTITY AND BACKGROUND OF FILING PERSON.

      Subject Company Information. The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

      Tender Offer. This Schedule 14D-9 relates to a joint tender offer by ASG Sub, Inc., a Delaware corporation (“ASG Sub”) and wholly-owned subsidiary of Allen Systems Group, Inc. (“Allen Systems”), and Viasoft disclosed in a joint tender offer statement on Schedule TO dated May 4, 2000 filed by Viasoft and Allen Systems (the “Schedule TO”). The tender offer provides for the purchase of all of the outstanding Shares, including the associated Rights, held by the Company’s shareholders at $8.40 per Share, net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 2000 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1) hereto, and the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(2) hereto (which, as may be amended from time to time, together constitute the “Offer”).

      The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 27, 2000 (the “Merger Agreement”), by and among Allen Systems, ASG Sub and Viasoft. The Merger Agreement provides that, among other things, as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), ASG Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”) and wholly-owned subsidiary of Allen Systems. A copy of the Merger Agreement is attached hereto as Exhibit (e)(1) and is incorporated by reference herein.

      The Schedule TO states that the address of the principal executive offices of Allen Systems and ASG Sub is 1333 Third Avenue South, Naples, Florida 34102-9908.

      All information contained in this Schedule 14D-9 concerning ASG Sub or Allen Systems, including but not limited to information with respect to the financing to be obtained by Allen Systems in connection with the Offer and information with respect to the respective directors and executive officers of Allen Systems and ASG Sub or actions or events with respect to any of them, was provided by Allen Systems or ASG Sub, respectively, and the Company takes no responsibility for such information. Information contained in the Offer and this Schedule 14D-9 with respect to the Company and its advisors has been provided by the Company.

ITEM 3.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      For a description of certain contracts, agreements, arrangements or understandings and any actual or potential conflicts of interests between the Company or its affiliates and (1) the Company’s executive officers, directors or affiliates, or (2) ASG Sub or its respective executive officers, directors or affiliates, see “SPECIAL FACTORS — 7. The Merger Agreement; 6. Interests of Certain Persons in the Offer and the Merger” in the Offer to Purchase, which is incorporated by reference herein, and the Information Statement, which is attached in Schedule I to this Schedule 14D-9 and incorporated by reference herein. Certain additional arrangements with respect to the Company’s equity incentive plans are described at pages 6 through 14 of the Company’s definitive Proxy Statement, dated October 15, 1998. A copy of such portions of that proxy statement is filed as Exhibit (e)(5) to this Schedule 14D-9 and such portions are incorporated by reference herein. The Information Statement is also being furnished to the Company’s shareholders pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 issued under the Exchange Act in connection with Allen Systems’ right (after consummation of the Offer) to designate persons to be appointed to the Board of Directors of the Company (the “Board”) other than at a meeting of the shareholders of the Company.

      A summary of the material provisions of the Merger Agreement is included in “SPECIAL FACTORS — 7. The Merger Agreement” in the Offer to Purchase, which is incorporated by reference herein. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit (e)(1) and is incorporated by reference herein.

ITEM 4.     THE SOLICITATION OR RECOMMENDATION.

      (a)  Recommendation of the Board of Directors. At a meeting held on April 27, 2000, the Company’s Board of Directors unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and unanimously determined that the Offer and the Merger are advisable, fair to, and in the best interests of the Company and its shareholders.

      The Company’s Board of Directors unanimously recommends that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer, approve and adopt the Merger Agreement and approve the Merger.

      A letter to the shareholders communicating the Board of Directors’ recommendation and a press release announcing the commencement of the Offer are filed herewith as Exhibits (a)(3) and (a)(4), respectively, and are incorporated by reference herein.

      (b)  Reasons. The information set forth in  “SPECIAL FACTORS — 1. Background of the Transaction; 2. Recommendation of the Viasoft Board; Fairness of the Transaction” in the Offer to Purchase, which is incorporated by reference herein, sets forth the reasons for the Board of Directors’ recommendation. Broadview International LLC (“Broadview”), financial advisor to the Company, has delivered its written opinion to the Board of Directors, dated April 27, 2000, to the effect that, as of such date and based upon and subject to certain assumptions and matters stated in such opinion, the Offer Price is fair, from a financial point of view, to Viasoft’s shareholders (the “Fairness Opinion”). A copy of the Fairness Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Broadview, is attached hereto as Exhibit (e)(2) and incorporated by reference herein.

      Such opinion was directed to the Board of Directors of the Company in its consideration of the transactions contemplated by the Merger Agreement and is directed only to the fairness, from a financial point of view, of the Offer Price to be received by Viasoft’s shareholders pursuant to the Offer and the Merger. Such opinion does not constitute a recommendation as to whether or not shareholders should tender their Shares in the Offer or, if a shareholder vote is required, how such shareholders should vote on the Merger or any matter related thereto. Holders of Shares are encouraged to read the Fairness Opinion carefully in its entirety.

      (c)  Intent to Tender. To the Company’s knowledge after reasonable inquiry, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than Shares issuable upon exercise of stock options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of Section 16(b) of the Securities Exchange Act of 1934).

ITEM 5.     PERSONS/ ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

      Pursuant to the terms of an engagement letter (the “Engagement Letter”), dated May 20, 1999, the Company engaged Broadview as its financial advisor with respect to possible strategic alternatives. If, during the period that Broadview is retained by the Company or within 12 months thereafter, the sale of the Company is consummated with any party (which would include Allen Systems) with whom contact was initiated or developed by Broadview, the Company or a third party prior to termination of the Engagement

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Letter, the Company will pay a success fee to Broadview of 1.25% of the total consideration received by the Company’s shareholders pursuant to the Merger Agreement (“Success Fee”). A fee of $400,000 is due upon initial delivery of the Fairness Opinion, to be credited against the Success Fee. In the event that the Offer is consummated at the Offer Price, the aggregate fee payable to Broadview pursuant to the Engagement Letter will be approximately $1.9 million. The Engagement Letter also provides that the Company will reimburse Broadview for reasonable out-of-pocket costs and expenses. In addition, the Company agreed to indemnify Broadview against certain liabilities, including liabilities arising under the federal securities laws.

      In the past, Broadview has provided certain financial advisory and financial services to the Company.

      Allen Systems retained William Blair & Company, L.L.C. (“William Blair”), to render financial advisory services to Allen Systems concerning its acquisition of Viasoft to act as Dealer Manager in connection with the Offer. William Blair will receive customary fees upon consummation of the acquisition. Allen Systems has agreed to indemnify William Blair against certain liabilities and expenses in connection with its engagement, including liabilities under the federal securities laws.

      William Blair has rendered various investment banking services and other advisory services to Allen Systems and its affiliates in the past and may continue to render such services, for which they have received and may continue to receive customary compensation from Allen Systems and its affiliates. In the ordinary course of business, William Blair and its affiliates are engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. In the ordinary course of their trading and brokerage activities, William Blair and its affiliates may hold positions, for their own account of customers, in equity, debt or other securities of Viasoft.

      Allen Systems has retained Innisfree M&A Incorporated (“Innisfree”) as Information Agent in connection with the Offer. Innisfree may contact holders of Shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners of Shares. Allen Systems will pay Innisfree reasonable and customary compensation for these services in addition to reimbursing Innisfree for its reasonable out-of-pocket expenses. Allen Systems has agreed to indemnify Innisfree against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws.

      In addition, Allen Systems and Viasoft have retained EquiServe as the Depositary (“EquiServe”). Allen Systems will pay EquiServe reasonable and customary compensation for its services in connection with the Offer, will reimburse EquiServe for its reasonable out-of-pocket expenses and will indemnify EquiServe against certain liabilities and expenses, including certain liabilities under the federal securities laws.

      Except as set forth above, neither the Company nor Allen Systems nor any person acting on their behalf has employed, retained or compensated any person or class of persons to make solicitations or recommendations on its behalf with respect to the Offer. Allen Systems will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

ITEM 6.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      Except pursuant to the Company’s stock option plans and employee stock purchase plan and the transactions contemplated by the Offer, the Merger, and the Merger Agreement, no transactions in the Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, any of its executive officers, directors, affiliates or subsidiaries, or, to the knowledge of the Company, by Allen Systems, ASG Sub or their executive officers, directors, affiliates or subsidiaries.

ITEM 7.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (a)  Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

      (b)  Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (1) any extraordinary transaction,

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such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (3) a tender offer for or other acquisition of securities by the Company, any of its subsidiaries or any other persons, or (4) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

      (c)  Except as in indicated in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8.     ADDITIONAL INFORMATION.

      (a)  Information Statement. The Information Statement attached as Schedule I hereto is being furnished to the Company’s shareholders in connection with the designation by ASG Sub, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company’s shareholders, and such information is incorporated by reference herein.

      (b)  Antitrust. For a description of certain regulatory requirements applicable to the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, see “THE OFFER — 9. Conditions to the Offer” in the Offer to Purchase, which is incorporated by reference herein.

      (c)  Exhibits. The information contained in all of the Exhibits referred to in Item 9 below is incorporated by reference herein.

ITEM 9.     EXHIBITS.

(a)(1)	Offer to Purchase, dated May 4, 2000 (incorporated herein by reference to Exhibit (a)(1) to the Schedule TO).
(a)(2)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(2) to the Schedule TO).
(a)(3)*	Form of Letter to Shareholders of the Company dated May 4, 2000.
(a)(4)	Joint Press Release of Allen Systems and the Company dated April 27, 2000 (incorporated herein by reference to the Schedule TO filed by ASG Sub, Inc., Allen Systems Group, Inc. and Viasoft, Inc. on April 28, 2000).
(e)(1)	Agreement and Plan of Merger, dated as of April 27, 2000, among Viasoft, Inc., Allen Systems Group, Inc. and ASG Sub, Inc. (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO).
(e)(2)*	Opinion of Broadview International LLC (included as Schedule II hereto).
(e)(3)	Shareholder Tender and Voting Agreement, dated as of May 4, 2000, among ASG Sub, Inc. and certain shareholders of Viasoft, Inc. (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO).
(e)(4)	Viasoft, Inc. Change in Control Separation Plan, dated July 14, 1999.
(e)(5)	Portions of the Company’s definitive Proxy Statement, dated October 15, 1998.
(e)(6)	Confidentiality Agreement between Allen Systems Group, Inc. and Viasoft, Inc., dated as of March 2, 2000 (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO).
(e)(7)	Amendment to Rights Agreement between Viasoft, Inc. and Harris Trust and Savings Bank, as Rights Agent, dated April 27, 2000.
(e)(8)	Confidentiality Agreement between Allen Systems Group, Inc. and Viasoft, Inc., dated as of March 3, 2000 (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO).
(e)(9)	Amendment to Viasoft, Inc. Change in Control Separation Plan, dated as of April 27, 2000 (incorporated herein by reference to Exhibit(e)(2) to the Schedule TO).
(g)	Not applicable.
Schedule I	Information Statement
Schedule II	Opinion Of Broadview International LLC

*	Included with Schedule 14D-9 mailed to shareholders.

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SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIASOFT, INC.

By:	/s/ STEVEN D. WHITEMAN

Steven D. Whiteman
Chairman of the Board, President and
Chief Executive Officer

Dated: May 4, 2000

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SCHEDULE I

VIASOFT, INC.

4343 East Camelback Road, Suite 205
Phoenix, Arizona 85018

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)

OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

      Viasoft, Inc. (“Viasoft” or the “Company”) is mailing this Information Statement on or about May 4, 2000 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of shares (“Shares”) of Viasoft’s common stock, $.001 par value per share (“Common Stock”). You are receiving this Information Statement in connection with the possible election of persons designated by ASG Sub, Inc. (“ASG Sub”), a Delaware corporation and a wholly-owned subsidiary of Allen Systems Group, Inc. (“Allen Systems”), a Delaware corporation, to a majority of the seats on the Board of Directors of Viasoft by means other than through a meeting of the Company’s shareholders. That designation is to be made pursuant to an Agreement and Plan of Merger, dated as of April 27, 2000 (the “Merger Agreement”) by and among Allen Systems, ASG Sub and Viasoft.

      Pursuant to the Merger Agreement, ASG Sub and the Company commenced a joint cash tender offer (the “Offer”) for all outstanding and issued Shares at a price of $8.40 per share, net to the seller in cash, without interest (the “Offer Price”), on May 4, 2000. The Offer is scheduled to expire at 12:00 midnight, New York time, on June 2, 2000, at which time, if the Offer is not extended and all the conditions to the Offer have been satisfied or waived, ASG Sub and the Company will be obligated to purchase all of the Shares validly tendered pursuant to the Offer and not withdrawn.

      If the Merger Agreement is terminated or if ASG Sub does not accept Shares tendered for payment, then ASG Sub will not have any right to designate directors for election to the Board of Directors.

      This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement concerning Allen Systems, ASG Sub and their respective directors and executive officers has been furnished to Viasoft by Allen Systems, and Viasoft assumes no responsibility for the accuracy, completeness or fairness of any such information.

PROPOSED CHANGES TO THE COMPANY BOARD OF DIRECTORS

      Pursuant to the Merger Agreement, promptly upon the payment for a number of shares of Common Stock of Viasoft by ASG Sub pursuant to the Offer that satisfies the Minimum Tender Condition, ASG Sub will be entitled to designate for appointment or election to the Viasoft Board of Directors, such number of persons (the “Designees”), rounded up to the next whole number, so that the Designees equal the same percentage of the Viasoft Board of Directors as the percentage of shares of Common Stock acquired in connection with the Offer. However, the number of Designees shall not be less than a majority of the Viasoft Board of Directors. Upon request by ASG Sub, Viasoft is required at such time to take all action necessary to cause the Designees to be elected to the Viasoft Board of Directors, including either increasing the size of the Viasoft Board of Directors or securing the resignations of incumbent directors or both. ASG Sub has informed the Company that it will choose the Designees from among the directors and executive officers of Allen Systems and ASG Sub listed below. ASG Sub has also informed Viasoft that each of the persons listed below has consented to serve as a director if appointed or elected. None of the Designees is currently a director of, or holds any positions with, Viasoft. ASG Sub has further advised Viasoft that none of the Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any equity securities of Viasoft, nor has any such person been involved in any transaction with Viasoft or any of its directors, executive officers or affiliates that is required to be disclosed under the rules and regulations of the Securities and Exchange Commission (the “Commission”), other than transactions among Allen Systems, ASG Sub and Viasoft that have been described in the Schedule 14D-9.

      We are not asking you for a proxy and you are requested not to send us a proxy.

      The name, age, present principal occupation or employment and material occupation, positions, offices or employment for the past five years of each director and executive officer of ASG Sub and Allen Systems are set forth below. The business address of each such person is 1333 Third Avenue South, Naples, Florida 34102.

      Unless otherwise indicated, each person listed below (i) has held his principal occupation for the past five years, (ii) has not been convicted in a criminal proceeding and has not been party to a proceeding related to U.S. state and federal securities laws, and (iii) is a citizen of the United States. Ages are as of May 2, 2000.

Directors and Executive Officers of ASG Sub

Position With ASG Sub

Arthur L. Allen	Chief Executive Officer, President, Treasurer and Director

Kristine Kennedy Rieger	Senior Vice President, Secretary and General Counsel

Patrick L. Pullen	Senior Vice President and Chief Financial Officer

Directors and Executive Officers of Allen Systems

Position With Allen Systems

Arthur L. Allen	Chief Executive Officer, President, Treasurer and Director

Kristine Kennedy Rieger	Senior Vice President, Secretary and General Counsel

Patrick L. Pullen	Senior Vice President and Chief Financial Officer

      Arthur L. Allen is the founder and sole shareholder of Allen Systems. He has served as Chief Executive Officer, sole Director, President, and Treasurer of Allen Systems since its inception in 1986.

      Kristine Kennedy Rieger has served as Senior Vice President and General Counsel since March 1999 and as Vice President from March 1998 to March 1999. From 1994 to March 1998, Ms. Rieger served as an Associate at the law firm of Asbell, Coleman & Ho, P.A.

      Patrick L. Pullen has served as Senior Vice President and Chief Financial Officer since December 1999. From February 1998 to December 1999, Mr. Pullen served as Vice President, Chief Financial Officer and General Counsel of CSI Holdings, Inc., a privately owned capital equipment manufacturing company. From 1990 to February 1998, Mr. Pullen served as Vice President, Chief Financial Officer and General Counsel of Franchise Strategies, Inc., a privately owned franchisor.

CURRENT DIRECTORS OF VIASOFT

      Each of the persons named below was elected by the shareholders at the last annual meeting to serve as a member of the Company’s Board of Directors until the 1999 Annual Meeting of Shareholders and until his successor has been duly elected and qualified. Some of the current directors may resign effective immediately following the purchase of Shares by ASG Sub and the Company pursuant to the Offer. The names of the current directors and certain information about them, as of April 30, 2000, are set forth below:

			Director
Name of Nominee	Age	Position	Since

Steven D. Whiteman	49	President, Chairman of the Board, Chief Executive Officer and Director	1994

John J. Barry III (1)(2)	59	Director	1991

Alexander S. Kuli (2)	55	Director	1994

J. David Parrish (1)	57	Director	1994

(1)	Member of Compensation Committee

(2)	Member of Audit and Finance Committee

      Steven D. Whiteman has served as President since November 1998, as Chief Executive Officer and a director since January 1994 and as Chairman of the Board of Directors since April 24, 1997. Mr. Whiteman previously served as President of the Company from May 1993 to April 1998. Prior to that, he served as Vice President of Sales and Marketing of the Company from December 1990. Mr. Whiteman serves on the boards of directors of Unify Corporation and Actuate Corporation.

      John J. Barry III has served as a director of the Company since August 1991. Mr. Barry has served as the President and CEO of Pliant Technologies, Inc., a software company, since May 1999. Prior to that, Mr. Barry provided strategic and management consulting services to senior management in the information technology and other industries from January 1997 to May 1999. Mr. Barry was the Chairman, President and Chief Executive Officer of Petroleum Information Corporation, an energy industry information solutions company, in Houston, Texas, from May 1991 through December 1996. Mr. Barry serves on the boards of directors of several privately held companies.

      Alexander S. Kuli has served as a director of the Company since April 1994. Mr. Kuli is currently an independent investment consultant. From April 1998 to March 1999, Mr. Kuli was Advisor to Senior Staff for Tivoli Systems, Inc., a computer software and information services company. Prior to that, Mr. Kuli served as Vice President, Worldwide Sales for Tivoli from January 1993 to October 1997 and as Vice President from October 1997 until April 1998. Prior to joining Tivoli, Mr. Kuli served as Vice President, Worldwide Sales for Candle Corporation, a vendor of mainframe systems performance management software, from October 1985 through December 1992. Mr. Kuli serves on the board of directors of Oberon Software, Inc.

      J.  David Parrish has served as a director of the Company since January 1994. Mr. Parrish is an independent consultant in the software services industry. Mr. Parrish served as the Senior Vice President of Walker Interactive Systems, Inc., a financial application software company, from November 1989 to August 1997.

BOARD OF DIRECTORS COMMITTEES AND MEETINGS

Board Committees

      The Board of Directors is responsible for the overall affairs of the Company. To assist it in carrying out this responsibility, the Board of Directors has delegated certain authority to designated committees, the current membership and duties of which are as follows:

Audit and Finance Committee	Compensation Committee

Alexander S. Kuli, Chairman	John J. Barry III, Chairman
John J. Barry III	J. David Parrish

      Audit and Finance Committee. The Audit and Finance Committee of the Board reviews the internal accounting procedures of the Company and consults with and reviews the services provided by the Company’s independent public accountants. This Committee met once during the last fiscal year.

      Compensation Committee. The Compensation Committee of the Board reviews and recommends to the Board the compensation and benefits of all executive officers of the Company and reviews general policy relating to compensation and benefits of employees of the Company. The Compensation Committee also administers the issuance of stock options and other awards under the Company’s stock plans. Arthur C. Patterson also served on the Compensation Committee prior to his resignation from the Board of Directors on March 7, 2000. The Compensation Committee met once during the last fiscal year.

      Nominations. The Company does not have a standing nominating committee. The function of nominating directors is carried out by the entire Board. Pursuant to the Company’s Bylaws, a shareholder may nominate persons for election as director, provided that the shareholder (a) is a shareholder of record at the time of the nomination and is entitled to vote at the meeting of shareholders to which the nomination relates, and (b) complies with the notice procedures of Article III of the Bylaws. That Article provides that the nominating shareholder must deliver written notice of the nomination to the Company’s Secretary not earlier than the 90th day nor later than the 60th day prior to the first anniversary of the preceding year’s annual meeting. If the date of the annual meeting for which the nomination is being made is more than 30 days before or 60 days after the first anniversary of the preceding year’s annual meeting, the nominating shareholder must instead deliver written notice of the nomination to the Company’s Secretary not earlier than the 90th day prior to the annual meeting for which the nomination is being made, nor later than the later of the 60th day prior to the date of such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Company. The required notice must contain certain information, including information about the nominee, as prescribed by the Bylaws.

Board Meetings

      The Board of Directors held four regular meetings and ten special telephonic meetings during the fiscal year ended June 30, 1999. No incumbent director attended fewer than 75% of the aggregate of all meetings of the Board and the committees, if any, of which the director was a member during the fiscal year ended June 30, 1999.

Board of Director Compensation

      Each non-employee director is paid an annual retainer of $7,500 upon re-election to the Board at each annual meeting of shareholders. The Chairman of each standing Committee is paid an annual retainer of $2,000 upon election as Chairman. In addition, in accordance with the Company’s policy, non-employee directors are paid a $1,000 fee for attendance, in person, at each Board meeting and $500 for participation in each telephone Board meeting. Non-employee directors receive a $500 fee for each standing Committee meeting attended. Directors are reimbursed reasonable, out-of-pocket expenses incurred in attending both Board and Committee meetings. Each non-employee director also participates in the Company’s Outside

Director Stock Option Plan (the “Director Plan”). Pursuant to the Director Plan, each non-employee director who is re-elected to the Board of Directors is automatically granted an option to purchase 10,000 shares of Common Stock. The exercise price for such options is the closing price of Common Stock on that date. Each person who is elected for the first time to be a non-employee director of the Company is automatically granted an option to purchase 20,000 shares of Common Stock, at the closing price of the Common Stock on the grant date, under the terms and conditions of the Director Plan. In addition to the automatic grants awarded pursuant to the Director Plan, on December 4, 1998 each non-employee director was awarded a non-qualified stock option to purchase 6,000 shares of Common Stock at an exercise price of $6.75 per share, under the terms and conditions set forth in the resolutions of the Board and in a stock option agreement, the terms of which are substantially similar to those of the Director Plan. Directors who are also employees of the Company receive no additional compensation for serving as a director or committee member.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information regarding beneficial ownership of the Company’s Common Stock, as of April 18, 2000, by (a) each shareholder who is known by the Company to own beneficially more than 5% of the Common Stock, (b) each executive officer of the Company named in the Summary Compensation Table below, (c) each director of the Company and (d) all directors and executive officers of the Company as a group.

	Amount and
	Nature of
	Beneficial
Name and Address of Beneficial Owner	Ownership (1)	Percent (1)

T. Rowe Price Associates (2)	1,219,000	6.7
100 East Pratt Street
Baltimore, MD 21202

Steven D. Whiteman(3)	420,589	2.3

Colin J. Reardon(4)	154,959	*

Alexander S. Kuli(5)	51,669	*

John J. Barry III(6)	45,496	*

J. David Parrish(7)	36,337	*

Mark R. Schonau(8)	12,920	*

David M. Lee(9)	57,068	*

Kevin J. Donoghue(10)	37,171	*

All Executive Officers and Directors as a Group (9 persons)(11)	866,407	4.8

*	Represents beneficial ownership of less than 1%.

(1)	Except as otherwise noted, and subject to community property laws where applicable, each of the shareholders named in the table has sole voting and investment power with respect to all shares shown as beneficially owned by the shareholder. Applicable percentages are based on 18,102,179 shares of Common Stock outstanding as of April 18, 2000, adjusted as required by rules promulgated by the Commission.

(2)	The 1,219,000 shares held are owned by various individual and institutional investors, including T. Rowe Price Small-Cap Stock Fund, Inc. (which owns 968,000 shares representing 5.3% of the shares outstanding), for which T. Rowe Price Associates, Inc. (“Price Associates”) serves as investment adviser with power to direct investments and/or power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. Price Associates has sole dispositive power for the entire 1,219,000 shares and sole voting power for 211,300 shares.

(3)	Includes 38,000 shares held by a trust for the benefit of Steven D. and Beverly C. Whiteman, of which Mr. Whiteman is trustee, and 176,876 shares that Mr. Whiteman may acquire upon the exercise of options exercisable within 60 days of April 18, 2000.

(4)	Includes 144,896 shares that Mr. Reardon may acquire upon the exercise of options exercisable within 60 days of April 18, 2000.

(5)	Includes 22,001 shares that Mr. Kuli may acquire upon the exercise of options exercisable within 60 days of April 18, 2000.

(6)	Includes 22,001 shares that Mr. Barry may acquire upon the exercise of options exercisable within 60 days of April 18, 2000.

(7)	Includes 22,001 shares that Mr. Parrish may acquire upon the exercise of options exercisable within 60 days of April 18, 2000.

(8)	Mr. Schonau resigned his employment with the Company effective December 31, 1999.

(9)	Includes 53,856 shares that Mr. Lee may acquire upon the exercise of options exercisable within 60 days of April 18, 2000.

(10)	Includes 34,380 shares that Mr. Donoghue may acquire upon the exercise of options exercisable within 60 days of April 18, 2000.

(11)	Includes 546,980 shares that all executive officers and directors may acquire upon the exercise of options exercisable within 60 days of April 18, 2000.

MANAGEMENT

Executive Officers

      The executive officers of the Company are elected to serve annual terms at the first Board of Directors meeting following each annual meeting of shareholders. Certain information concerning the Company’s current executive officers, as of April 30, 2000, is set forth below:

Name	Age	Position

Steven D. Whiteman	49	President, Chairman of the Board and Chief Executive Officer, Treasurer

Catherine R. Hardwick	41	Vice President, General Counsel and Secretary

Colin J. Reardon	46	Senior Vice President

David M. Lee	32	Senior Vice President

Kevin J. Donoghue	39	Vice President

Timothy W. Brewer	41	Vice President

      Information with respect to Mr. Whiteman is set forth above under “Current Directors of Viasoft.”

      Catherine R. Hardwick has served as Vice President of the Company since July 1997 and as Secretary and General Counsel of the Company since January 1996. Prior to holding these offices, Ms. Hardwick served as Corporate Counsel for the Company from February 1995. Before joining the Company, Ms. Hardwick practiced law with the law firm of Meyer, Hendricks, Victor, Osborn & Maledon, P.A. in the areas of corporate and securities law and intellectual property licensing.

      Colin J. Reardon has served as Senior Vice President of the Company since July 1997. Mr. Reardon served as Vice President, International Operations of the Company from August 1994 to July 1997. Prior to joining Viasoft, Mr. Reardon served as Vice President of International Marketing of Sterling Software, Inc., a systems management software and services company, from July 1993 through July 1994.

      David M. Lee has served as a Vice President since September 1997 and as a Senior Vice President since August 1999. Prior to joining the Company in September 1997, Mr. Lee was employed by Tivoli Systems, Inc., a computer software and information services company, where he served as Manager, Development from January 1993 through September 1997.

      Kevin J. Donoghue has served as a Vice President since January 1998. Prior to holding this office, Mr. Donoghue served as Western Region Sales Director from August 1996 through January 1998 and as Account Manager, Sales Representative from December 1993 through August 1996.

      Timothy W. Brewer was named a Vice President in April 1999. Mr. Brewer served as Executive Director, Global Services from November 1998 through April 1999, as Director of Consulting Services from May 1998 to November 1998 and as Manager of Viasoft’s Solution Provider Program from August 1996 through April 1998. Prior to joining the Company in August 1996, Mr. Brewer was employed by CDI Corporation as Director of Strategic Planning and Technical Development of CDI Managed Information Services from February 1996 to August 1996 and as Director of CDI Information Services-West from August 1994 to February 1996 and Manager CDI System Integration division from August 1993 to August 1994.

Executive Compensation

      The following table sets forth all compensation received for services rendered to the Company in all capacities during the fiscal years ended June 30, 1999, 1998 and 1997 by the Company’s Chief Executive Officer and each of the Company’s four other most highly compensated executive officers, which ranking is based on salary and bonus earned during the fiscal year ended June 30, 1999 (together, the “Named Executive Officers”).

Summary Compensation Table

					Long-Term
					Compensation
		Annual Compensation			Securities
Name and Principal					Underlying	All Other
Position	Fiscal Year	Salary	Bonus		Options	Compensation

Steven D. Whiteman	1999	$230,000	$24,000		63,333	$2,076	(1)
Chairman of the Board,	1998	$220,000	$48,595		50,000	$2,817	(1)
President and Chief	1997	$200,000	$181,980		—	$1,885	(1)
Executive Officer

Colin J. Reardon	1999	$192,430	$153,710	(2)	105,000 (4)	$18,966	(3)
Senior Vice President	1998	$175,777	$121,363	(2)	35,000	$14,630	(3)
	1997	$163,256	$202,000	(2)	40,000	$8,170	(3)

Kevin J. Donoghue(5)	1999	$134,720	$114,452	(2)	75,001 (4)	$2,076	(1)
Vice President	1998	$91,775	$141,367	(2)	26,667	$2,817	(1)
	1997	$79,500	$232,809	(2)(6)	10,000	$30,713	(1)(7)

Mark R. Schonau(8)	1999	$182,000	$14,000		160,333 (4)	$2,076	(1)
Senior Vice President,	1998	$171,000	$25,020		35,000	$2,817	(1)
F&A, CFO and Treasurer	1997	$126,667	$74,821		140,000	$600	(1)

David M. Lee(9)	1999	$165,000	$13,000		101,666 (4)	$2,076	(1)
Vice President	1998	$122,523	$39,400	(10)	103,333	$32,046	(11)

(1)	Amounts represent Company matching and discretionary contributions under the Viasoft, Inc. 401(k) Plan.

(2)	Amounts represent bonus and commission payable.

(3)	The Company provides a contribution to Mr. Reardon’s private pension plan that matches his private contributions, up to a maximum of 5% of his base salary and, beginning in fiscal 1998, 2.5% of his on-target earnings per year. The Company’s matching contribution is paid directly to the pension company administering Mr. Reardon’s account, on a monthly basis.

(4)	Certain of these options were issued pursuant to an option replacement program adopted December 4, 1998. See “Report of the Compensation Committee” and the 10-Year Option/ SAR Repricings table below.

(5)	Mr. Donoghue became an executive officer during fiscal 1999. Information provided includes all compensation paid to Mr. Donoghue in previous positions held with the Company.

(6)	Includes a relocation bonus of $15,000.

(7)	Includes reimbursement of relocation expenses of $30,113, including related gross-up payments for taxes, $2,750 of which is excludable from W-2 gross income but reportable as a fringe benefit.

(8)	Mr. Schonau resigned his employment with the Company effective December 31, 1999.

(9)	Mr. Lee joined the Company in September 1997.

(10)	Includes a signing bonus of $15,000.

(11)	Includes reimbursement of relocation expenses of $29,388, including related gross-up payments for taxes, $2,346 of which is excludable from W-2 gross income but reportable as a fringe benefit.

Option Grants, Exercises and Fiscal Year-End Values

      The following table sets forth certain information regarding stock option grants to the Named Executive Officers during the fiscal year ended June 30, 1999.

Option Grants in Last Fiscal Year

						Potential Realizable
						Value
						at Assumed Annual
						Rates
			Individual Grants			of Stock Price
	Number of		Percent of Total			Appreciation
	Securities		Options Granted to			for Option Term (5)
	Underlying Options		Employees in Fiscal	Exercise or Base	Expiration
Name	Granted (1)		Year (3)	Price $/Share (4)	Date	5%	10%

Steven D. Whiteman	30,000		3.8	8.875	8/27/2008	$167,443	$424,334
	33,333			6.75	12/4/2008	$141,500	$358,588

Colin J. Reardon	30,000		6.4	8.875	8/27/2008	$167,443	$424,334
	26,667	(2)		6.75	12/4/2008	$113,202	$286,877
	23,333			6.75	12/4/2008	$99,049	$251,011
	25,000			4.00	3/9/2009	$62,889	$159,374

Kevin J. Donoghue	30,000		4.5	8.875	8/27/2008	$167,443	$424,334
	18,001	(2)		6.75	12/4/2008	$76,415	$193,680
	2,000			6.75	12/4/2008	$8,490	$21,515
	25,000			4.00	3/9/2009	$6,288	$159,374

Mark R. Schonau(6)	30,000		9.7	8.875	8/27/2008	$167,443	$424,334
	82,000	(2)		6.75	12/4/2008	$348,093	$882,136
	23,333			6.75	12/4/2008	$99,049	$251,011
	25,000			4.00	3/9/2009	$62,889	$159,374

David M. Lee	30,000		6.2	8.875	8/27/2008	$167,443	$424,334
	33,333	(2)		6.75	12/4/2008	$141,500	$358,588
	13,333			6.75	12/4/2008	$56,599	$143,433
	25,000			4.00	3/9/2009	$62,889	$159,374

(1)	The stock options were granted under the Company’s 1997 Plan. Options with respect to 25% of the total shares granted become exercisable on the first anniversary of the date of grant and cumulatively thereafter 6.25% of the total shares granted become exercisable at the end of each three-month period, except for those options granted under the option replacement program adopted December 4, 1998. With respect to options granted under the option replacement program adopted December 4, 1998, options with respect to 33.33% of the total shares granted become exercisable on the first anniversary of the date of grant and cumulatively thereafter 8.258% of the total shares granted become exercisable at the end of each three-month period. See “Report of the Compensation Committee — Stock Option Replacement.”

(2)	These stock options were granted under the option replacement program adopted December 4, 1998. See “Report of the Compensation Committee — Stock Option Replacement.”

(3)	Based on an aggregate of 1,651,113 shares subject to options granted to employees in the fiscal year ended June 30, 1999; 382,226 of these shares were granted pursuant to the option replacement program adopted December 4, 1998. See “Report of the Compensation Committee — Stock Option Replacement.”

(4)	The exercise price per share under each option was equal to the fair market value of the Common Stock on the date of grant.

(5)	In accordance with Commission regulations, amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date and are not presented to forecast possible future appreciation, if any, in the price of the Common Stock. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise of the options or the sale of the underlying shares. The actual gains, if any, on the stock option exercises will depend on the future performance of the Common Stock, the optionee’s continued employment through applicable vesting periods and the date on which the options are exercised.

(6)	Mr. Schonau resigned his employment with the Company effective December 31, 1999.

Aggregated Option Exercises in Fiscal 1999 and

Fiscal Year-End Option Values

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-the-Money Options at
	Shares		Options at Fiscal Year End		Fiscal Year End($) (2)
	Acquired	Value	Exercisable/		Exercisable/
Name	on Exercise	Realized(1)	Unexercisable		Unexercisable

Steven D. Whiteman	10,000	$23,750	138,750/	94,583	-0-/	-0-

Colin J. Reardon	—	—	79,791/	140,208	$3,333/	$1,667

Mark R. Schonau(3)	—	—	13,126/	182,207	-0-/	-0-

David M. Lee	—	—	6,250/	115,416	-0-/	-0-

Kevin J. Donoghue	—	—	3,025/	77,376	$1,190/	-0-

(1)	The “Value Realized” reflects the appreciation on the date of exercise, based on the excess of the fair market value of the shares on the date of exercise over the exercise price. These amounts do not necessarily reflect cash realized upon the sale of those shares, as an executive officer may keep the shares exercised, or sell them at a different time and price.

(2)	In accordance with Commission regulations, the “Value” set forth in this column is based on the difference between the fair market value at June 30, 1999 ($3.50 per share as quoted on The Nasdaq Stock Market), and the option exercise price, multiplied by the number of shares underlying the option.

(3)	Mr. Schonau resigned his employment with the Company effective December 31, 1999.

Employment Contracts and Change-in-Control Arrangements

      On July 14, 1999, the Board adopted, and on April 27, 2000, amended, the Viasoft, Inc. Change in Control Separation Plan (as amended, the “Separation Plan”). The plan provides designated executive officers and other key employees with certain separation benefits if a Change in Control (as defined in the Separation Plan) occurs and (i) within nine months thereafter (60 days in the case of the Chief Executive Officer, Chief Financial Officer, Senior Vice-President, International Operations and Vice President and General Counsel) (as applicable, the “Transition Period”), a participant’s employment with the Company is terminated either by action of the Company without “Cause” or by the participant’s resignation from employment for “Good Reason” (as defined in the Separation Plan) or (ii) a participant elects to resign at the end of the Transition Period. The separation benefits payable in such circumstances include payment of the participant’s base salary and reimbursement for COBRA insurance premiums and certain life insurance premiums for a period specified for each participant, ranging from 6 to 18 months, as specified in the Separation Plan. The payment periods for the Named Executive Officers are as follows: Messrs. Whiteman, Reardon and Schonau, 18 months; Mr. Lee, 15 months; and Mr. Donoghue, 12 months. (Mr. Schonau is no longer a participant in the Separation Plan, as further discussed below.) If a participant is entitled to receive a separate severance benefit pursuant to any employment or similar agreement, such participant is entitled to receive benefits under the Separation Plan only if such participant agrees to waive and terminate any right to receive such other severance benefits within 15 days following a change in control.

      Pursuant to the terms of the Company’s stock option plans and the various purchase agreements between the Company and each of the executive officers relating to stock options and restricted stock, the Company has agreed to accelerate the vesting of certain options, or waive its right of repurchase, in the case of restricted stock, in the event of a change of control of the Company (as defined in the applicable agreement). Restricted stock agreements and stock options granted to executive officers under the 1986 Stock Option Plan provide that one half of the shares subject to the agreement will automatically vest if the executive officer’s employment is terminated or if he suffers a material reduction in his level of responsibility and authority within six months after a change of control of the Company. The 1994 Equity Incentive Plan provides that all outstanding options and other awards granted thereunder vest automatically upon a change in control. Award agreements under the 1997 Plan generally provide for the vesting of options to accelerate to provide the greater of one additional year of vesting or total vesting of one half of the outstanding option upon a change in control of the Company, subject to certain conditions and limitations.

      Mr. Reardon was employed by the Company effective August 1, 1994. At that time, the Company entered into an employment agreement with Mr. Reardon that sets forth the basic terms of his employment, including salary, working hours and holidays, vacation and sick time and a car allowance. In addition, the agreement provides that it is terminable by either party upon six months written notice and that the Company may pay Mr. Reardon his salary and contractual benefits for the six-month period in lieu of notice. Alternatively, upon a change in control, Mr. Reardon can elect to waive these severance benefits and participate instead in the Separation Plan described above.

      Mr. Schonau resigned his employment with the Company effective December 31, 1999. Prior to his resignation, Mr. Schonau had an employment agreement with the Company pursuant to which he was entitled to certain benefits upon a change of control and upon termination of his employment with the Company. No benefits were payable under the employment agreement upon his resignation. Prior to his resignation, Mr. Schonau was a participant in the Separation Plan described above.

Report of the Compensation Committee

      The Compensation Committee of the Board of Directors for fiscal 1999 (the “Compensation Committee”) was made up of three non-management directors. Working with the chief executive officer, the Compensation Committee is responsible for developing and implementing compensation policies and programs for the executive officers of the Company. During fiscal 1999, the Compensation Committee also was responsible for administering the 1997 Equity Incentive Plan, the 1994 Equity Incentive Plan, the Deferred Compensation Plan and the Employee Stock Purchase Plan.

      For fiscal 1999, the process utilized by the chief executive officer and the Compensation Committee in determining executive officer compensation levels took into account both qualitative and quantitative factors. Among the factors considered was informal research into compensation levels at other similarly sized companies. However, no formal study was conducted and the Compensation Committee made the final compensation decisions.

Compensation Philosophy and Objectives

      The guiding principle behind the Compensation Committee’s compensation programs is to align compensation of executive officers of the Company with the Company’s business objectives, desired corporate performance, Company values and shareholder interests. Supporting this philosophy, the objectives of the compensation program are to (a) provide rewards that are closely linked to Company and individual performance, (b) provide incentives to achieve long-term corporate goals and enhance shareholder value and (c) ensure that executive compensation is at levels which enable the Company to attract and retain the highly qualified and productive people critical to the long-term success of the Company.

      The key elements of the Company’s executive compensation program include a base salary and certain employee benefits, short term performance incentives and long-term equity incentives.

Base Salaries and Employee Benefits

      Base salaries for executive officers are initially determined by evaluating the responsibilities of the position, the experience and knowledge of the individual and the competitive marketplace for executive talent.

      Annual salary adjustments, if any, are determined primarily by evaluating the performance of each executive officer, including the individual’s contributions to corporate goals, any increases in responsibilities and attainment of specific individual objectives, as well as past performance and potential with the Company. Other factors include growth in the Company’s size and complexity, cost of living increases, internal compensation equity considerations and overall Company performance. In July 1998, the base salaries of the then current executive officers were increased at rates ranging from 4.5% to 13.4%. These specific increases included merit increases for those in the 4.5% to 6.5% range, and adjustments for market conditions and internal equity, as well as additional responsibilities, for those receiving increases over 6.5%.

      In addition, there were several personnel changes within the executive officer group during fiscal 1999. Four executive officers left the Company during the year and two new executive officers were added. The executive officers that left were provided severance benefits comprised of base salary and insurance benefits for periods ranging from three to six months. The two new executive officers, Kevin J. Donoghue and Timothy W. Brewer, were promoted during the year and received increases of 10% and 17% in base salary, respectively, when promoted.

      Certain employee benefits are also provided to executive officers, including life and health insurance, long-term disability insurance and the right to participate in the Company’s Employee Stock Purchase Plan, and either (i) the Company’s 401(k) plan and the Deferred Compensation Plan in the United States, or (ii) a private pension plan in the United Kingdom.

Short Term Performance Incentives

      Executive Bonus Plan. Most of the Company’s executive officers participated in the Viasoft Executive Bonus Plan for fiscal 1999 (the “Bonus Plan”). The Bonus Plan is designed to reward executive officers for the Company’s financial performance above certain set targets. The Compensation Committee uses annual “Net Income” goals, which are based on the Company’s internal budget. The Company missed both its internal revenue and earnings target in the first fiscal quarter due to the downturn in the year 2000 market, which occurred faster than expected. Because of the reduced revenue expectations due to the market change, as well as the related reduction in force early in the second quarter of fiscal 1999, the Company restated its internal budget for the rest of the fiscal year. As a result, both the quarterly and annual “Net Income” goals used by the Compensation Committee were revised downward from the original goals set at the beginning of the fiscal year. The annual target bonuses were also reduced accordingly.

      Under the Bonus Plan, the Compensation Committee sets annual target bonuses for each executive officer, based primarily on the degree of responsibility of the officer for the overall achievement of the Company’s “Net Income” goals, taking into consideration other incentive compensation. For example, the potential annual bonus for Messrs. Reardon, Donoghue and Brewer under the Bonus Plan was substantially lower than those of many of the other executive officers in light of the potential commissions and quarterly bonuses for such officers described below. The Bonus Plan provided that if the Company achieved at least 85% but less than 90% of the annual goal, one-half of the target bonus would have been paid. If the Company achieved 90% but less than 105% of the annual goal, target bonuses were based on the percent of the goal achieved, with additional incentives if “Net Income” surpassed the annual goal by five percent or more. Because the Company did not achieve the financial objectives set for fiscal 1999, no annual bonuses were paid under the Bonus Plan. See “Executive Compensation — Summary Compensation Table.”

      In addition to annual goals and target bonuses, the Committee also set quarterly target bonuses. Similar to the annual target bonuses, the quarterly target bonuses are based primarily on the degree of responsibility of the officer for the overall achievement of the Company’s quarterly “Net Income” goals, which are based on the Company’s internal budget, taking into consideration other incentive compensation. For all executive officers other than Messrs. Reardon, Donoghue and Brewer, the Committee set a quarterly target bonus for achievement of the Company’s “Net Income” goal. If the Company did not achieve the quarterly “Net Income” goal, no target bonus was payable for that quarter, and the target bonus would not be recoverable in subsequent quarters. The quarterly “Net Income” goals were met in the second and fourth quarters of fiscal 1999. As a result, quarterly bonuses paid under the Bonus Plan totaled an aggregate of $30,500 per quarter for each of the two quarters in which the Net Income goals were met, representing bonuses paid to four officers.

      In summary, bonuses paid under the Executive Bonus Plan in fiscal 1999 were significantly less than in prior years. No annual bonuses were paid under the Bonus Plan. Of a possible $323,000 payable at 100% performance of annual and quarterly financial targets under the Bonus Plan, the Company paid bonuses in two quarters to four executive officers in an aggregate amount of $61,000.

      Revenue Commissions and Bonuses. A key component of compensation for executive officers responsible for the sales of products and services of the Company is payment of commissions. Commissions are set at a percentage of revenue derived from the officer’s territorial area of responsibility. During fiscal 1999, Messrs. Reardon and Donoghue had compensation plans in which they were assigned revenue quotas that supported the Company’s objectives and which provided a set percentage as a commission for revenue received from the license of products and the provision of professional services within their respective territories. The commission rate increased for revenue generated over the assigned quotas. When the Company restated its internal budget in the second quarter, the quotas and commission rates were also adjusted. While the international operations led by Mr. Reardon generally met assigned quotas after the second quarter adjustment, the North American Sales operations led by Mr. Donoghue did not, and the commissions paid under the incentive plans reflect these results. Mr. Brewer, as Vice President of the Services Division, was also under a compensation plan that provided for payment of incentive compensation based on revenue attainment. Under this plan, quarterly bonuses were paid based on achievement of at least 80% of services revenue targets for each quarter. Under this plan, Mr. Brewer was paid quarterly revenue bonuses in the first, second and third quarters, aggregating $11,649. As a result of these incentive plans, a significant portion of the compensation of the executive officers who are directly responsible for sales of the Company’s products and services is dependent on achieving specified revenue goals. See “Executive Compensation — Summary Compensation Table.”

      Profit Bonuses. In addition to revenue commissions, Messrs. Reardon and Donoghue were also paid quarterly bonuses based on the achievement of budgeted profit objectives for their assigned territories. The Compensation Committee uses quarterly profitability goals for each territory based on the internal budget. If the applicable territory did not achieve at least 75% of the set quarterly profitability goal, no target bonus was paid for that quarter, and the target bonus would not be recoverable in subsequent quarters. If the operations achieved at least 75% but no more than 90% of the quarterly profitability goal, one-half of the target bonus was paid. If the operations achieved over 90% of the quarterly profitability goal, the target bonus was based on the percent of the goal achieved, with additional incentives if operations surpassed the quarterly profitability goal by 10% or more. This profitability component was designed to provide significant incentives for Messrs. Reardon and Donoghue to monitor profitability, as well as revenue. Mr. Reardon received profit bonuses in the second, third and fourth quarters in fiscal 1999 totaling an aggregate of $58,988. Mr. Donoghue received a profit bonus in the second quarter in fiscal 1999 of $10,472. In addition, Mr. Brewer was also under a compensation plan that provided for payment of incentive compensation based on profitability. Under this plan, performance targets were set to measure the overall profitability margin achieved on services engagements. Quarterly bonuses were paid based on achievement of at least 80% of the margin targets. Under this plan, Mr. Brewer was paid quarterly margin bonuses in the first and second quarter, aggregating approximately $9,570.

      Discretionary Bonuses. Mr. Brewer, Vice President, received a discretionary bonus in the second fiscal quarter totaling $5,000, prior to the time he became an executive officer. No executive officers received discretionary bonuses during the year.

Long Term Equity Incentives

      Long-term incentive compensation, in the form of stock options or restricted stock, vesting over a period of years, allows the executive officers to share in any appreciation in value of the Company’s Common Stock and directly aligns the officers’ interests with those of its shareholders. This strategy encourages creation of shareholder value over the long term because the full benefit of the compensation cannot be realized unless stock price appreciation occurs over several years. The Compensation Committee awarded options to executive officers several times during the past fiscal year, believing that equity compensation was particularly important during the reorganization and transition the Company was experiencing to drive the new strategy and retain key management personnel. In granting these options, the Committee considered existing levels of stock ownership, previous grants of stock options, job responsibilities and individual performance. During fiscal 1999, new option grants representing 445,332 shares were awarded to seven executive officers. Replacement options representing 160,001 shares were granted under the Company’s stock option replacement program described below, and corresponding options representing 220,000 shares were canceled pursuant to that program. Options representing approximately 298,716 shares were cancelled in connection with the departure of four executive officers. See “Executive Compensation — Option Grants in Last Fiscal Year” and “Stock Option Replacement.”

Stock Option Replacement

      At a meeting of the Board of Directors held December 4, 1998, the Board reviewed the continued decline of the Company’s stock price during calendar year 1998, and it considered the general morale of its employees and the need to retain key personnel, particularly in light of the reduction in force implemented by the Company in October 1998. The Board approved a plan to replace all outstanding options under the 1994 Equity Incentive Plan with an exercise price of $10.00 or more and all outstanding options under the 1997 Equity Incentive Plan with an exercise price of $10.00 or more but less than $30.00. Under this replacement program, the employees could elect to continue to hold the existing options or to have those options replaced with new options granted under the 1997 Equity Incentive Plan. The replacement options were designed to grant two shares of Common Stock for every three shares subject to the replaced option, at an exercise price of $6.75 per share, with a three year vesting schedule commencing on the date of the new grant. Certain employees held options received pursuant to an option replacement program adopted by the Company on May 5, 1998 (the “1998 Replacement Program”) which was described in the Company’s Proxy Statement dated October 18, 1998. Under the replacement program approved on December 4, 1998, the holder of an option that had been issued under the 1998 Replacement Program could elect to have that option replaced with a new grant for the same number of shares at the lower price with a new vesting period commencing on December 4, 1998.

      Except for the option replacement program described above and the options which were replaced under the 1998 Replacement Program, the Company has not repriced stock options in the past 10 years. The following table sets forth information with respect to the repricing of stock options held by any executive officer of the Company during the last 10 years.

10-Year Option/ SAR Repricings

		Number of	Market
		Securities	Price of	Exercise		Length of Original
		Underlying	Stock at	Price at		Option Term
		Options/SARs	Time of	Time of	New	Remaining at Date
		Repriced or	Repricing or	Repricing or	Exercise	of Repricing or
Name and Position	Date	Amended	Amendment	Amendment	Price	Amendment

Colin J. Reardon	12-4-98	40,000	$6.75	$17.00	$6.75	3 Years, 7 Months
Senior Vice President

Kevin J. Donoghue(1)	5-5-98	10,000	$16.00	$49.00	$16.00	5 Years, 5 Months
Vice President	12-4-98	7,000	$6.75	$13.63	$6.75	9 Years, 6 Months
	12-4-98	6,667	$6.75	$16.00	$6.75	9 Years, 5 Months
	12-4-98	10,000	$6.75	$42.25	$6.75	3 Years, 11 Months

Mark R. Schonau(2)	12-4-98	123,000	$6.75	$15.88	$6.75	3 Years, 7 Months
Senior VP, Finance and Administration, Chief Financial Officer and Treasurer

David M. Lee(3)	5-5-98	50,000	$16.00	$49.00	$16.00	5 Years, 5 Months
Vice President	12-4-98	33,333	$6.75	$16.00	$6.76	9 Years, 5 Months

Jean-Luc G. Valente(4)	5-5-98	10,000	$16.00	$49.00	$16.00	5 Years, 5 Months
Former Senior Vice President, Marketing

		Number of	Market
		Securities	Price of	Exercise		Length of Original
		Underlying	Stock at	Price at		Option Term
		Options/SARs	Time of	Time of	New	Remaining at Date
		Repriced or	Repricing or	Repricing or	Exercise	of Repricing or
Name and Position	Date	Amended	Amendment	Amendment	Price	Amendment

Abbott H. Ezrilov(3)	5-5-98	15,000	$16.00	$49.00	$16.00	5 Years, 5 Months
Former Vice President, Channel Sales and Vendor Relationships

(1)	Mr. Donoghue was elected an executive officer in August 1998.

(2)	Mr. Schonau resigned his employment with Company effective December 31, 1999.

(3)	Messrs. Ezrilov and Lee were elected executive officers of the Company in April 1998. Mr. Ezrilov resigned from the Company on November 2, 1998.

(4)	Mr. Valente resigned his employment with the Company effective September 30, 1998.

Compensation of the Chief Executive Officer

      The compensation for the Company’s Chief Executive Officer, Steven D. Whiteman, was determined based on the same policies and criteria as the compensation of the other executive officers, as discussed above. During fiscal 1999, Mr. Whiteman’s compensation included a base salary, cash bonuses and stock options. Mr. Whiteman’s salary for fiscal 1999 was set at $230,000, an increase of $10,000, or 4.5% from the prior fiscal year. This increase was due to the Compensation Committee’s subjective evaluation of Mr. Whiteman’s performance in fiscal 1998. A significant portion of Mr. Whiteman’s total compensation plan for fiscal 1999 was in the form of cash bonuses under the Bonus Plan, which tied his compensation to the achievement of financial performance objectives; specifically, budgeted “Net Income” goals. For fiscal 1999, the Compensation Committee increased the portion of variable compensation that was based on the performance of the Company from approximately 33% in fiscal 1998 to over 50% of Mr. Whiteman’s total target compensation at 100% performance by the Company of the Net Income goals set in the Bonus Plan. Because the Company did not achieve the financial objectives set, Mr. Whiteman’s performance bonuses under the Bonus Plan during fiscal 1999 totaled $24,000, which was a decrease of $24,595, or approximately 51%, from fiscal 1998 and a decrease of $157,980, or approximately 87%, from fiscal 1997. Mr. Whiteman’s performance bonuses under the Bonus Plan during fiscal 1999 accounted for approximately 9.4% of his total cash compensation. The Compensation Committee believes that this mix of compensation properly rewards and provides incentives to Mr. Whiteman for his overall responsibility for the performance of the Company.

Tax Considerations

      In August 1993, as part of the Omnibus Budget Reconciliation act of 1993, Section 162(m) of the Internal Revenue Code was enacted, which provides for an annual one million dollar limitation on the deduction that an employer may claim for compensation of certain executives. While no one executive officer will approach the one million dollar limitation in cash compensation, it is possible that one or more executive officers will in the future have taxable compensation in excess of one million dollars as a result of the exercise and sale of Viasoft Common Stock received from stock options.

      Section 162(m) of the Code provides certain exceptions to the one million dollar deduction limitation, and it has been the policy of the Compensation Committee to review the possible exceptions and exemptions and to implement them when needed, to the extent feasible and in the best interests of the Company. Consequently, the Compensation Committee recommended and the Company included certain provisions in the 1997 Equity Incentive Plan that exempts stock options and other grants of equity compensation under the 1997 Plan from the one million dollar limitation. Certain previously granted stock options of the Company are not exempt from the one million dollar limitation.

      This report is submitted by the members of the Compensation Committee:

J. David Parrish	John J. Barry III, Chairman	Arthur C. Patterson(1)

(1)	Mr. Patterson resigned as a Director and as a member of the Compensation Committee on March 7, 2000.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      In accordance with Section 16(a) of the Securities Exchange Act of 1934 and the regulations of the Securities and Exchange Commission, the Company’s directors, executive officers and certain other 10% shareholders are required to file reports of ownership and changes in ownership with the Commission and The Nasdaq Stock Market and to furnish the Company with copies of all such reports they file.

      Based solely on its review of the copies of such forms furnished to the Company and written representations from certain reporting persons, the Company believes that during fiscal 1999 all filings required under Section 16(a) applicable to its directors, executive officers and 10% shareholders were satisfied.

COMPANY STOCK PERFORMANCE GRAPH

      The Company Stock Performance Graph below compares the cumulative total shareholder return on the Common Stock of the Company, on an annual basis, from March 1, 1995 (the date of its initial public offering) to June 30, 1999 (the last day of the Company’s most recent fiscal year), and for the 6 months ended December 31, 1999, with the cumulative total return on The Nasdaq Stock Market for United States companies (“Nasdaq Stock Market Index”) and the Nasdaq Computer and Data Processing Stocks (“Nasdaq Computer Index”) over the same period. This graph assumes a $100 investment at March 1, 1995 in the Company’s Common Stock and in each of the indexes and reinvestment of all dividends, if any.

      The graph displayed below is presented in accordance with Commission requirements. Shareholders are cautioned against drawing any conclusions from the data contained therein, as past results are not necessarily indicative of future performance. This graph is not intended to reflect the Company’s forecast of future financial performance.

[STOCK PERFORMANCE GRAPH]

	Viasoft	Nasdaq	Nasdaq Comp & Dp

3/1/95	100.00	100.00	100.00
6/30/95	164.06	118.07	126.19
6/28/96	807.81	151.59	167.61
6/30/97	1268.75	184.36	211.59
6/30/98	404.69	242.73	319.56
6/30/99	87.50	349.06	489.04

SCHEDULE II

BROADVIEW

April 27, 2000

CONFIDENTIAL

Board of Directors

Viasoft, Inc.
3033 N. 44th St.
Phoenix, AZ 85018-7296

Dear Members of the Board:

      We understand that Viasoft, Inc. (“Viasoft” or the “Company”), Allen Systems Group, Inc. (“Allen Systems”) and ASG Sub, Inc. (“Merger Sub”) propose to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which (i) Allen Systems will cause Merger Sub to make a tender offer (the “Allen Systems Offer”) to purchase at least a majority of the shares of common stock of Viasoft (“Viasoft Common Stock”) for $8.40 per share (the “Offer Price”) and Viasoft will simultaneously make an offer (the “Viasoft Offer”, and together with the Allen Systems Offer, the “Offer”) to purchase all outstanding shares of Viasoft Common Stock tendered in connection with the Offer and not acquired by Merger Sub at a price per share equal to the Offer Price and, (ii) subsequently Merger Sub will be merged with Viasoft (the “Merger”). Pursuant to the Merger, each issued and outstanding share of Viasoft Common Stock not acquired in the Offer will be converted into the right to receive an amount of cash equal to the Offer Price. We understand that the Allen Systems Offer and the Viasoft Offer will be conducted for practical purposes as a single offer, with shares of Viasoft Common Stock being purchased according to the order of priority set forth in the Agreement. The terms and conditions of the above described Offer and Merger (together the “Transaction”) are more fully detailed in the Agreement.

      You have requested our opinion as to whether the Offer Price is fair, from a financial point of view, to Viasoft shareholders.

      Broadview International LLC (“Broadview”) focuses on providing merger and acquisition advisory services to information technology (“IT”) companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT mergers and acquisitions for comparative purposes. We are currently acting as financial advisor to Viasoft’s Board of Directors and will receive a fee from Viasoft upon the successful conclusion of the Transaction.

      In rendering our opinion, we have, among other things:

1.)	reviewed the terms of the Agreement dated April 26, 2000 furnished to us by Viasoft management on April 26, 2000 which, for the purposes of this opinion, we have assumed, with your permission, to be identical in all material respects to the agreement to be executed except that we have been informed by Viasoft management that the Offer Price will be $8.40;

2.)	reviewed Viasoft’s annual report on Form 10-K for its fiscal year ended June 30, 1999, including the audited financial statements included therein, and Viasoft’s financial press release dated April 21, 2000 for the period ended March 31, 2000, including the unaudited financial statements included therein;

3.)	reviewed certain internal financial and operating information relating to Viasoft, including certain quarterly projections through June 30, 2001, prepared and furnished to us by Viasoft management;

4.)	participated in discussions with Viasoft management concerning the operations, business strategy, current financial performance and prospects for Viasoft;

5.)	discussed with Viasoft management its view of the strategic rationale for the Transaction;

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6.)	reviewed the recent reported closing prices and trading activity for Viasoft Common Stock;

7.)	compared certain aspects of the financial performance of Viasoft with public companies we deemed comparable;

8.)	analyzed available information, both public and private, concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Transaction;

9.)	reviewed recent equity research analyst reports covering Viasoft;

10.)	assisted in negotiations and discussions related to the Transaction among Viasoft, Allen Systems and their respective financial and legal advisors; and

11.)	conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

      In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to us by Viasoft. With respect to the financial projections examined by us, we have assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of Viasoft as to the future performance of Viasoft. We have neither made nor obtained an independent appraisal or valuation of any of Viasoft assets.

      Based upon and subject to the foregoing, we are of the opinion that the Offer Price is fair, from a financial point of view, to Viasoft shareholders.

      For purposes of this opinion, we have assumed that Viasoft is not currently involved in any material transaction other than the Transaction and those activities undertaken in the ordinary course of conducting its business. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this opinion, and any change in such conditions may impact this opinion.

      This opinion speaks only as of the date hereof. It is understood that this opinion is for the information of the Board of Directors of Viasoft in connection with its consideration of the Transaction and does not constitute a recommendation to any Viasoft shareholder as to whether such shareholder should tender its shares in the Offer or as to how such shareholder should vote on the Merger. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be unreasonably withheld. Broadview hereby consents to references to, and the inclusion of, this opinion in its entirety in the Schedules TO to be filed in connection with the Offer, and the Solicitation/ Recommendation Statement on Schedule 14D-9 and Proxy Statement to be distributed to Viasoft shareholders in connection with the Transaction.

Sincerely,

/s/ Broadview International LLC

Broadview International LLC

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EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)	Offer to Purchase, dated May 4, 2000 (incorporated herein by reference to Exhibit (a)(1) to the Schedule TO).
(a)(2)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(2) to the Schedule TO).
(a)(3)*	Form of Letter to Shareholders of the Company dated May 4, 2000.
(a)(4)	Joint Press Release of Allen Systems and the Company dated April 27, 2000 (incorporated herein by reference to the Schedule TO filed by ASG Sub, Inc., Allen Systems Group, Inc. and Viasoft, Inc. on April 28, 2000).
(e)(1)	Agreement and Plan of Merger, dated as of April 27, 2000, among Viasoft, Inc., Allen Systems Group, Inc. and ASG Sub, Inc. (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO).
(e)(2)*	Opinion of Broadview International LLC (included as Schedule II hereto).
(e)(3)	Shareholder Tender and Voting Agreement, dated as of May 4, 2000, among ASG Sub, Inc. and certain shareholders of Viasoft, Inc. (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO).
(e)(4)	Viasoft, Inc. Change in Control Separation Plan, dated July 14, 1999.
(e)(5)	Portions of the Company’s definitive Proxy Statement, dated October 15, 1998.
(e)(6)	Confidentiality Agreement between Allen Systems Group, Inc. and Viasoft, Inc., dated as of March 2, 2000 (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO).
(e)(7)	Amendment to Rights Agreement between Viasoft, Inc. and Harris Trust and Savings Bank, as Rights Agent, dated April 27, 2000.
(e)(8)	Confidentiality Agreement between Allen Systems Group, Inc. and Viasoft, Inc., dated as of March 3, 2000 (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO).
(e)(9)	Amendment to Viasoft, Inc. Change in Control Separation Plan, dated as of April 27, 2000 (incorporated herein by reference to Exhibit(e)(2) to the Schedule TO).
(g)	Not applicable.

*	Included with Schedule 14D-9 mailed to shareholders.